HUNTINGTON INSURANCE
ATTN:	Vicky Dielman
440 POLARIS PKWY., #400
WESTERVILLE, OH 43082

INSURED:	CAPITOL SERIES TRUST
PRODUCT:	DFIBond
POLICY NO:	82341176
TRANSACTION:	ENDT_CORR

	FEDERAL INSURANCE COMPANY
	Endorsement No:	7
	Bond Number:	82341176
NAME OF ASSURED:	CAPITOL SERIES TRUST

NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
Capitol Series Trust
Meritage Growth Equity Fund
Meritage Value Equity Fund
Meritage Yield-Focus Equity Fund
First Security Municipal Bond Fund	[effective May 20, 2015]

This Endorsement applies to loss discovered after 12:01 a.m. on December 12, 2014.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 21, 2015

ICAP Bond
Form 17-02-0949 (Rev. 1-97)